Exhibit 99.6

Release time	Immediate	Date	27 March 2003

PR290g

Rio Tinto’s 49.2 per cent owned subsidiary, Palabora Mining Company, issued the following news release in Johannesburg. All dollars are US$ unless otherwise stated.

Palabora underground production delays
lead to additional finance requirements

The Board of Palabora Mining Company (PMC) announced today that they are in discussions with several leading domestic and international bankers to refinance the Company. The requirement to do this is a direct result of the strengthening of the Rand against the US Dollar, and the delayed ramp up of the underground mine’s production to design capacity.

PMC is in the process of converting from large-scale open cast operations to an underground mine. Expenditure on the development of the underground mine has been US$409 million and construction progress was 94% complete at the end of February 2003.

While the development of the underground mine project is on schedule and within budget, production has been limited by the inability efficiently to clear drawpoints that have been blocked with poorly fragmented, large rocks. Consequently, production levels of between 10 000 and 12 000 tonnes per day are being achieved against an expected 30 000 tonnes per day.

The Company uses specialised secondary breaking equipment to clear the oversize rock and to allow the ore to be taken from the drawpoints to the crushers. Past practices in the mining industry have allowed oversize rock hang-ups to be freed by manually placing small explosive charges in the blocked draw bells. However, this can be a fatally dangerous practice and Palabora’s management will not expose its miners to this risk – hence the decision to use alternative, safe methods of secondary breaking. The effectiveness of current secondary breaking equipment has, to date, been disappointing and the Company has taken various steps to improve its position.

While the ramp up of production has been slower than planned, these are early stages of the mine life and experience at other similar mines around the world suggests that fragmentation will improve as the cave develops and that the need for secondary breaking will decline considerably.

Notwithstanding the above, Palabora Mining Company cautions that the aggregate impact of the limited production from the underground mine and the strength of the Rand against the US Dollar, partly offset by the cost saving actions taken by the Company, will impact negatively on the earnings of the Company.

Cont…/

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

The cumulative effect of these issues is that Palabora will require additional finance facilities during 2003. PMC currently has borrowing facilities of US$185 million and aims to increase these by some US$90 million. Palabora has therefore approached a number of leading domestic and international banks in order to commence the process of obtaining these facilities.

In light of the current US$/Rand exchange rate, the low copper price and the delayed ramp up to full production, Palabora’s major shareholder, Rio Tinto plc has agreed to provide a short-term loan facility of up to US$50 million at commercial rates until the refinancing programme is in place.

The discussions with the bankers are progressing and indications are that the necessary refinancing of the business will be in place during the second half of the year. Although PMC has not yet discussed the covenants associated with a possible refinancing, it is possible that such covenants may include further restrictions on dividend payment to shareholders.

In the meantime, management will continue to focus on ramping up underground production and will use all reasonable endeavours to achieve design production by the end of 2003. Shareholders will be kept informed of developments.

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Lisa Cullimore + 44 (0) 20 7753 2305	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401 Richard Brimelow + 44 (0) 20 7753 2326	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com